Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: OCI N.V.

Subject Companies: OCI N.V.; CF Industries

Holdings, Inc.

Form S-4 File Number: [●]

Press Release

Amsterdam, the Netherlands and Deerfield, Illinois / 6 August, 2015

OCI N.V. and CF Industries to Create Global Nitrogen Leader

OCI N.V. (NYSE Euronext: OCI) and CF Industries Holdings, Inc. (NYSE: CF) today announced that they have entered into a definitive agreement to combine OCI’s North American, European and Global Distribution businesses with CF Industries’ global assets in a transaction valued at approximately US$ 8 billion, based on CF’s current share price, including the assumption of approximately US$ 1.95 billion in net debt. Upon completion of the transaction and based on current share prices, OCI will receive shares equal to a fixed 25.6% of the combined group and an additional US$ 1,218 million of consideration to be paid in a mix of cash and shares1. Greg Heckman, currently a member of the Board of Directors of OCI N.V. and former President and Chief Executive Officer of The Gavilon Group, LLC (Gavilon) and Alan Heuberger, Senior Manager at Bill & Melinda Gates Investments (BMGI), will join the Board of Directors of the combined entity.

The proposed transaction was unanimously approved by the Boards of Directors of both companies.

Highlights

•	Creation of the world’s largest publicly-traded nitrogen company with c. 12 million nitrogen-equivalent nutrient tons of production capacity by mid-year 2016.

•	OCI shareholders to participate directly in the significant upside and value creation resulting from expected run-rate synergies of over US$ 500 million p.a. through a significant ownership in the combined entity.

•	Strong balance sheet post-transaction will provide OCI with the financial flexibility to unlock further value from its retained fertilizer and chemical businesses.

•	OCI’s management team remains at the helm of the Company and fully committed to driving the Company’s strategy through the next phase of growth.

[1]	Of the US$ 1,218 million consideration to be settled in cash and shares, US$ 518 million relates to the acquisition of a 45% stake in Natgasoline and will be settled in cash, and US$ 700 million will be settled in cash or shares at CF’s election.

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“This is a terrific opportunity for the shareholders of both companies, with mid- to high-teens cash flow accretion,” said Tony Will, president and chief executive officer, CF Industries Holdings, Inc. “This is also a great outcome for U.S. farmers as we have another supply point that will ensure our critical products are delivered reliably and in-time to meet our customers’ needs.”

“Combining our businesses with CF builds upon the company’s platform in Europe and expansive distribution network in North America, enhancing our collective scale and improving our ability to meet the needs of customers in the U.S. and around the world.” said Nassef Sawiris, chief executive officer, OCI. “As significant owners in the combined entity, our shareholders will benefit from the ongoing value creation of the business. The transaction will also provide OCI with the financial flexibility to fully unlock the potential of its ongoing businesses and pursue new investment opportunities in order to launch a new phase of value creation.”

Compelling strategic rationale

•	Leverages Distribution Network and Capabilities: Significant cost reduction and operational efficiencies by leveraging the most expansive distribution network in North America to reduce logistics costs. Process expertise and access to existing critical spare parts inventory pool reduce capital requirements with increased production.

•	Powerful European System: CF’s recent GrowHow acquisition complements OCI Nitrogen to create significant synergies, sharing capabilities and enabling product flows that leverage existing distribution systems and customer relationships.

•	Enhanced Existing Growth Pipeline: Expected to increase product ton capacity by approximately 65% over the next 24 months.

•	Optimizes Global Platform and Reach: Optimization of global product flows by leveraging OCI’s Global Distribution Platform.

•	Creates Unparalleled Value Growth Platform: Enhanced scale and financial strength positions company well to continue executing CF Industries’ capital allocation priorities.

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Transaction details

Under the terms of the agreement, CF will become a subsidiary of a new holding company domiciled in the United Kingdom, where CF is the largest fertilizer producer following its recent acquisition of GrowHow. OCI will contribute the Dutch holding companies owning OCI Nitrogen, Iowa Fertilizer Company, OCI’s global distribution businesses (OCI Fertilizer Trading Ltd and OCI Fertilizer Trade & Supply BV) and OCI’s 80% stake in OCI Partners LP to the new UK company in exchange for shares equal to a fixed 25.6% of the new CF plus US$ 700 million of consideration to be paid in a mix of cash or shares at CF’s discretion. OCI will also sell to the new CF a 45% interest in Natgasoline for US$ 518 million in cash, together with a call option to acquire the remaining interest, exercisable upon completion of the project in 2017. Upon completion of the transaction and based on the current share price, OCI would own approximately 27.7%2 of the new company, subject to the convertible bond adjustment referenced below, and CF shareholders would own the remaining approximately 72.3%. OCI will distribute a large proportion of the shares received in the combined entity to its shareholders. Final consideration mix (cash and CF stock) and resulting ownership split will be dependent in part on the CF share price at the time of closing.

The companies expect to achieve approximately US$ 500 million in after-tax annual run-rate synergies from optimization of operations, capital and corporate structure.

The new corporation will operate under the CF Industries name and be led by current CF management. The initial board of the new corporation will have 10 directors, consisting of eight of CF’s current directors, as well as Greg Heckman and Alan Heuberger. The combined company will have its principal executive offices in Deerfield, Illinois. It will be listed on the New York Stock Exchange under the ticker symbol CF and will be included in the S&P 500 Index.

The transaction requires the approval of shareholders of both OCI and CF and is subject to receipt of certain regulatory approvals and other customary closing conditions. The transaction is expected to close in 2016.

OCI N.V.’s convertible bond

In accordance with condition 6.(m) of the terms and conditions of OCI N.V.’s 3.375% 2018 convertible bond, OCI N.V. and the bond’s Trustee will take steps such that all bonds still outstanding at closing will transfer to and become convertible into shares of the new CF. Some features of the OCI convertible bonds such as the maturity, currency, nominal amount and coupon will remain identical to those of the current instrument. This process, including the

[2]	Assuming that US$ 550 million out of the US$ 700 million additional consideration is settled in shares.

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determination of a new conversion price for the bonds upon transfer, will be completed by an Independent Financial Advisor to be appointed before closing of the transaction. There will be an adjustment to OCI N.V.’s 27.7% ownership in the new CF to account for the transfer of the convertible bond.

Advisors

Zaoui & Co. is acting as lead financial advisor to OCI. Bank of America Merrill Lynch and JP Morgan are also providing financial advice to OCI. Allen & Company is advising Nassef Sawiris and the Sawiris family. Cleary Gottlieb Steen & Hamilton LLP and Allen & Overy LLP are acting as legal advisors to OCI.

Morgan Stanley & Co. LLC and Goldman, Sachs & Co. are serving as financial advisors to CF Industries on the transaction. Skadden, Arps, Slate, Meagher & Flom LLP is acting as its legal advisor.

OCI’s businesses following completion of the transaction

Following the completion of the transaction, OCI’s business will consist of a leading portfolio of industrial chemicals and nitrogen fertilizers. The company will remain headquartered in the Netherlands and will remain listed on the Euronext Amsterdam.

The Group will have operational production facilities in Egypt, Algeria and the Netherlands with total sellable capacity of approximately 4.8 mtpa, increasing to 6.5 mtpa in 2017:

•	Sorfert Algérie (51% owned): the largest integrated nitrogen fertilizer producer in Africa, capable of producing 1.2 million tons of urea and 1.6 million tons of gross anhydrous ammonia per year.

•	Egyptian Fertilizers Company (100% owned): a 1.55 million metric ton per year granular urea plant located in Ain Sokhna, Egypt. The facility also includes a 325 thousand metric ton per year urea ammonium nitrate blending unit, which was added on-site in 2010.

•	Egypt Basic Industries Corporation (60% owned): a 0.73 million metric ton per year anhydrous ammonia plant located in Ain Sokhna, Egypt. The plant also owns and is connected by pipeline to two 40 thousand metric ton refrigerated ammonia storage tanks next to the loading jetty at Sokhna Port.

•	BioMCN (100% owned): a 0.44 million metric ton per year methanol producer and pioneer in bio-methanol production based in the Netherlands.

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•	Natgasoline LLC (55% equity stake): a methanol production complex under construction in Beaumont, Texas. This world-scale plant is expected to have a capacity of up to approximately 1.75 million metric tons per year, and is scheduled for completion in the first half of 2017. It will be the largest methanol production facility in the United States based on nameplate capacity.

Entrepreneurial investment track record and OCI’s growth strategy post-transaction

OCI and its predecessor Orascom Construction Industries have undergone major transformations through investments in a number of value accretive businesses in the past 15 years, delivering an IRR for shareholders in excess of 40% since its IPO in 1999.

OCI’s management team remains at the helm of the Company and fully committed to driving the Company’s strategy through the next phase of growth and value creation. OCI’s strategy continues to focus on evaluating investment opportunities where it can benefit from global natural gas price advantages and its expertise in the natural gas value chain.

OCI’s strategy post-transaction is supported by:

•	A strong balance sheet with no debt at the corporate level.

•	Strong free cash flow generation at Sorfert in Algeria, which is building up to its full potential. Sorfert, which accounts for approximately US$ 900 million of OCI’s net debt, is deleveraging rapidly.

•	Focus on improving capacity utilization of our Egyptian plants, allowing us to unlock significant value given the quality of the assets.

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About OCI N.V.

OCI N.V. (Euronext: OCI) is a global producer and distributor of natural gas-based fertilizers & industrial chemicals based in the Netherlands. OCI produces nitrogen fertilizers, methanol and other natural gas based products, serving agricultural and industrial customers from the Americas to Asia. OCI ranks among the world’s largest nitrogen fertilizer producers, and can produce more than 8.4 million metric tons of nitrogen fertilizers and industrial chemicals at production facilities in the Netherlands, the United States, Egypt and Algeria. OCI is listed on the NYSE Euronext in Amsterdam.

About CF Industries

CF Industries Holdings, Inc., headquartered in Deerfield, Illinois, through its subsidiaries is a global leader in the manufacturing and distribution of nitrogen products, serving both agricultural and industrial customers. CF Industries operates world-class nitrogen manufacturing complexes in the central United States, Canada and the United Kingdom, and distributes plant nutrients through a system of terminals, warehouses, and associated transportation equipment located primarily in the Midwestern United States. The company also owns a 50 percent interest in an ammonia facility in The Republic of Trinidad and Tobago. CF Industries routinely posts investor announcements and additional information on the company’s website at www.cfindustries.com and encourages those interested in the company to check there frequently.

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Forward Looking Statements

Certain statements contained herein are “forward-looking statements” that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements address certain plans, activities or events which OCI expects will or may occur in the future and relate to, among other things, the business combination transactions involving OCI, the new holding company and CF, financing of the proposed transactions, the benefits, effects and timing of the proposed transactions, future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions. Various risks, uncertainties and other factors could cause actual results to differ materially from those expressed in any forward-looking statement, including the possibility that the various closing conditions for the transactions may not be satisfied or waived, including the ability to obtain regulatory approvals of the transactions on the proposed terms and schedule; the risk that competing offers will be made; the failure of OCI or CF shareholders to approve the transactions; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of the combined company following completion of the proposed transactions; the combined company’s ability to achieve the cost savings and synergies contemplated by the proposed transactions within the expected time frame; disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees or suppliers; changes in tax laws or interpretations, including but not limited to changes that could increase the new holding company’s or CF’s consolidated tax liabilities, or that would result, if the transactions were consummated, in the new holding company being treated as a domestic corporation for U.S. federal tax purposes, or that could impose U.S. federal income taxes in connection with the spin-off from OCI; and general economic conditions that are less favorable than expected. Consequently, all of the forward-looking statements made by OCI, the new holding company or CF in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled “Forward Looking Statements” and “Risk Factors” in CF’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) up to the date hereof, which are available at the SEC’s website http://www.sec.gov.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Neither OCI, the new holding company, nor CF undertake to update or revise these forward-looking statements even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transactions, the new holding company will file with the SEC a registration statement on Form S-4 that will include as prospectuses a shareholder circular of OCI and a preliminary proxy statement of CF. After the registration statement has been declared effective by the SEC, the shareholder circular/prospectus will be mailed to OCI shareholders and a definitive proxy statement/prospectus will be mailed to CF shareholders. INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE DOCUMENTS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND ALL OTHER DOCUMENTS RELATING TO THE TRANSACTIONS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. You may obtain a copy of the shareholder circular/prospectus and the proxy statement/prospectus (when available) and other related documents filed by OCI, the new holding company and CF

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with the SEC regarding the proposed transactions, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to OCI’s Investor Relations department at investor.relations@oci.nl, tel. +31 6 1825 1367, or to CF’s Investor Relations department at investorrelations@cfindustries.com, tel. +1-847-405-2550. Copies of the shareholder circular/prospectus, the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein (when available) can also be obtained, free of charge, through OCI’s website at www.oci.nl under the heading “Investor Relations” and through CF’s website at www.cfindustries.com under the heading “CF Industries (CF) Investors” and then under the heading “SEC Filings”.

Participants in the Solicitation

OCI, the new holding company, CF and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed transactions will be set forth in the proxy statement/prospectus/shareholder circular when it is filed with the SEC. You can find information about OCI’s executive and non-executive directors in its 2014 annual report filed on April 29, 2015 available on OCI’s website at www.oci.nl under the heading “Investor Relations” and about CF’s directors and executive officers in its definitive proxy statement filed with the SEC on April 2, 2015. You can obtain free copies of these documents from OCI or CF using the contact information above.

For additional information contact:

OCI N.V. Investor Relations Department:	For additional information on OCI:

Hans Zayed	www.oci.nl
Director
Email: hans.zayed@oci.nl	OCI stock symbols: OCI / OCI.NA / OCI.AS / OCINY

Tel: +31 (0) 6 18 251 367	Honthorststraat 19
1071 DC Amsterdam
The Netherlands